                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                            ASCENT PEDIATRICS, INC.
-------------------------------------------------------------------------------
                                (Name of issuer)

                   COMMON STOCK, $0.00004 par value per share
-------------------------------------------------------------------------------
                         (Title of class of securities)

                                   04362X101
           ----------------------------------------------------------
                                 (CUSIP number)

                              Robert M. Trevisani
                            Chief Financial Officer
                          Triumph Capital Group, Inc.
                          60 State Street, 21st Floor
                                Boston, MA 02109
                                 (617) 557-6000
-------------------------------------------------------------------------------
      (Name, address and telephone number of person authorized to receive notices and communications)

                                  June 4, 1997
                    ----------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 117 Pages)

--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 2 of 117 Pages


                                  SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 04362X101                                     PAGE 2 OF 117 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Triumph-Connecticut Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
     SOURCE OF FUNDS*
 4
     WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                            [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CONNECTICUT

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,307,924

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,307,924

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,307,924

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 3 of 117 Pages


                                  SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 04362X101                                     PAGE 3 OF 117 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
      Triumph-Connecticut Capital Advisors, Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                            [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,307,924

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,307,924

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,307,924

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 4 of 117 Pages


                                  SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 04362X101                                     PAGE 4 OF 117 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Triumph Capital Group, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                            [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,307,924

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,307,924

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,307,924

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 5 of 117 Pages


                                  SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 04362X101                                     PAGE 5 OF 117 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Frederick W. McCarthy

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                            [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,307,924

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,307,924

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,307,924

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 6 of 117 Pages


Item 1.  Security and Issuer.
         -------------------

         The securities to which this statement relates are shares of Common Stock, $0.00004 par value per share (the "Common Stock"), of Ascent Pediatrics, Inc., a Delaware corporation ("Ascent" or the "Company"). The principal executive office of Ascent is located at 187 Ballardvale Street, Wilmington, Massachusetts 01887.

         The reporting persons are filing this Schedule 13D because of their acquisition of the Notes and Warrants (each as defined in Item 6).

Item 2.  Identity and Background.
         -----------------------

         The following table provides certain information about each of the reporting persons.


                                 Citizenship or State
                                 of Incorporation/                  Principal Occupation
Name and Address                     Organization                       or Employment
----------------                 --------------------               --------------------
Triumph-Connecticut               CT                                Investment Partnership
    Limited Partnership
    ("Holder")
CityPlace I, 35th Floor
Hartford, CT  06103-3499

Triumph-Connecticut               DE                                General Partner of Holder;
    Capital Advisors,                                               Investment Management
    Limited Partnership
    ("Triumph Advisors")
CityPlace I, 35th Floor
Hartford, CT  06103-3499

Triumph Capital Group, Inc.       DE                                General Partner of Triumph
    ("Triumph Capital")                                             Advisors;
60 State Street                                                     Investments
21st Floor
Boston, MA  02109


Frederick W. McCarthy             USA                               Managing General Partner of
c/o Triumph Capital Group, Inc.                                     Triumph Advisors;Director and
60 State Street, 21st Floor                                         President of Triumph Capital; Investment
Boston, MA 02109                                                    Management/Investment
                                                                    Banking

         During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the reporting persons has been during the last five years a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The funds for purchase of the Notes and the Warrants were provided out of the working capital of Holder. All other parties filing pursuant hereto are deemed to be directly or indirectly in control of Holder. Pursuant to the Purchase Agreement (as defined in Item 6), Holder paid the Company an aggregate of $5,768,000 from Holder's working capital for the Notes and the Warrants, and received $5,714.29 from an employee of Triumph Capital in connection with the sale of a portion of such Notes and Warrants (see Item 6). If the Warrants are exercised by Holder, it is expected that the funds which will be used to pay the exercise price will be provided from Holder's working capital or by Holder surrendering Notes or by Holder surrendering Warrants.

                                                             Page 7 of 117 Pages

Item 4.  Purpose of Transaction.
         ----------------------

         The Notes and the Warrants were acquired for investment purposes. The reporting persons intend to review on a continuing basis their investment in the Company and the Company's business, prospects and financial condition. Based on such continuing review, alternative investment opportunities available to the reporting persons and all other factors deemed relevant (including without limitation the market for and price of the Common Stock, offers for shares of the Common Stock, general economic conditions and other future developments), the reporting persons may decide to exercise all or some of the Warrants, convert all or part of the Notes, sell or seek the sale of all or part of the Notes, Warrants or the Common Stock or increase their holdings of the Common Stock.


Item 5.  Interest in Securities of Issuer.
         --------------------------------

         (a) - (b)

                           Number of
                            Shares       Shared     Shared       Sole           Sole
                         Beneficially    Voting   Investment    Voting        Investment
Name                        Owned        Power       Power       Power          Power        Percent
----                     ------------    ------   ----------   ---------      ---------      -------
Holder                      1,307,924       0         0        1,307,924      1,307,924       16.5%
Triumph Advisors            1,307,924       0         0        1,307,924      1,307,924       16.5%
Triumph Capital             1,307,924       0         0        1,307,924      1,307,924       16.5%
Frederick W. McCarthy       1,307,924       0         0        1,307,924      1,307,924       16.5%


         (c) Other than the transactions described herein, no transactions by any of the reporting persons required to be reported by this Item have taken place in the last 60 days.

         (d) The Treasurer of the State of Connecticut, as trustee of the State of Connecticut Retirement Plans and Trust Funds, as limited partner of Holder, has the right to receive dividends from, or proceeds from the sale of, all or some of the Warrants or Notes or all or some of the Common Stock of the Company after exercise of the Warrants or conversion of the Notes. See Item 6.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         Pursuant to a Securities Purchase Agreement dated January 31, 1997 (the "Purchase Agreement") between Ascent, Holder and certain other purchasers named therein, on January 31, 1997 Holder acquired (a) convertible subordinated secured notes in the principal amount of $1,685,714.29 (the "Initial Notes") and
(b) Series A Warrants to purchase 189,163 shares of Common Stock at an exercise price of $.01 per share (the "Initial Series A Warrants"). Holder also agreed to purchase additional Notes and Warrants at a later date subject to the satisfaction of certain conditions precedent.

         On April 29, 1997, Holder sold a portion of the Initial Notes in the principal amount of $5,714.29 and a portion of the Initial Series A Warrants to purchase 641 shares of Common Stock to an employee of Triumph Capital for $5,714.29. In connection with such sale such employee also assumed a portion of Holder's obligation to purchase additional Notes and Warrants at a later date.

         Pursuant to the Purchase Agreement, on June 4, 1997 (immediately following the Company's initial public offering) Holder acquired (a) additional convertible subordinated secured notes in the principal amount of $4,200,000.00 (the "Subsequent Notes"), (b) additional Series A Warrants to purchase 282,784 shares of Common Stock at an exercise price of $.01 per share (the "Subsequent Series A Warrants") and (c) Series B Warrants to purchase 183,285 shares of Common Stock at an exercise price of $5.29 per share (the "Series B Warrants"). The Initial Notes and the Subsequent Notes are referred to herein as the "Notes." The Initial Series A Warrants, the Subsequent Series A Warrants and the Series B Warrants are referred to herein as the "Warrants."

         Pursuant to the terms of the Notes and the Purchase Agreement, the Notes will amortize in eight equal quarterly principal payments and require quarterly interest payments on the unpaid principal balance, at a rate equal to the lesser of 10% or 3.5% over the prime rate, with the first payment of principal and interest due on December 2, 1997. The Notes mature on September 2, 1999. Until June 4, 1999, the Notes are convertible at the option of the holder into such number of shares of Common Stock determined by dividing (i) the aggregate principal amount of the Notes tendered for conversion by (ii) $9.00 (the initial public offering price). As of the date hereof, the Notes are convertible into approximately 653,333 shares of Common Stock.

                                                             Page 8 of 117 Pages

         Pursuant to the terms of the Warrants, the exercise price and number of shares of Common stock issuable upon the exercise of such Warrants are subject to adjustment upon the occurrence of certain events, such as stock splits, stock dividends, mergers, reclassifications and similar corporate events.

         Pursuant to the Purchase Agreement, the Company granted Holder and its permitted assigns registration rights which require the Company to cause certain of the Company's securities held by Holder and its permitted assigns to be registered under the Securities Act of 1933, as amended, so as to permit the sale or other disposition by Holder and such permitted assigns of said securities.

         Triumph Advisors is a General Partner of Holder and holds a 3.0% economic interest in Holder.

         The Treasurer of the State of Connecticut, as trustee of the State of Connecticut Retirement Plans and Trust Funds, is the limited partner of Holder, and holds a 97.0% economic interest in Holder.

         Triumph Capital is a general partner of Triumph Advisors.

         Frederick W. McCarthy is the Managing General Partner of Triumph Advisors and the Chairman of the Board of Directors and President of Triumph Capital. Mr. McCarthy is a person controlling Triumph Advisors and Triumph Capital.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         A.    Agreement for Joint Filing on              Page 10
               Behalf of Each Reporting Person.

         B.    Securities Purchase Agreement dated        Pages 11-98
               January 31, 1997.

         C.    Waiver and Amendment dated March           Pages 99-100
               13, 1997.

         D.    Assignment, Assumption and Consent         Pages 101-105
               Agreement dated April 29, 1997.

         E.    Waiver, Consent and Amendment              Pages 106-117
               Agreement dated May 30, 1997.

                                                             Page 9 of 117 Pages

Signature
---------

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  June 10, 1997


                                Triumph-Connecticut Limited Partnership
                                by Triumph-Connecticut Capital Advisors, L.P.
                                   Its General Partner


                                By: /s/ Frederick W. McCarthy
                                   --------------------------------------
                                   Frederick W. McCarthy
                                   Its General Partner


                                Triumph-Connecticut Capital Advisors, L.P.


                                By: /s/ Frederick W. McCarthy
                                   --------------------------------------
                                   Frederick W. McCarthy
                                   Its General Partner



                                Triumph Capital Group, Inc.



                                By: /s/ Frederick W. McCarthy
                                   --------------------------------------
                                   Frederick W. McCarthy
                                   Its President


                                 /s/ Frederick W. McCarthy
                                -----------------------------------------
                                Frederick W. McCarthy